September 30, 2025

Joseph Onorati
Chief Executive Officer
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487

       Re: DeFi Development Corp.
           Registration Statement on Form S-1
           Filed September 16, 2025
           File No. 333-290297
Dear Joseph Onorati:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary
Our Company
Digital Asset Treasury Strategy, page 1

1. You disclose that your new treasury policy updated your treasury management to
       "include digital assets, starting with SOL" and that "[m]anagement intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term." Please expand to discuss your intentions to acquire other crypto assets, if any. To the extent you intend to acquire a material amount of other crypto assets, please add a section that addresses the characteristics of such crypto assets and the network on which they exist as well as any material risks related to your investment therein. If management does not currently have any such plans, please so state.
 September 30, 2025
Page 2
Digital Asset Treasury Strategy Revenue, page 2

2. We note your disclosure that "[w]e derive revenue from our digital asset treasury strategy through delegating a portion of our digital asset holdings with third-party
       validators    Additionally, we earn validator revenue from participating in the Solana
       network through creating and validating transactions using our owned validators."
       Please revise to address the following points:
           Quantify the portions of your crypto asset holdings that are allocated to your owned validator nodes and to third-party nodes, respectively.
           Expand your disclosure to quantify the costs of operating your own validator nodes and address how and whether such operations have a material impact on your profitability.
           Quantify the amount of SOL that is staked to your owned validator nodes by third parties.
3. We note your disclosure that "[i]n exchange for staking our digital assets, we receive approximately 10% of the validators' total earned rewards in the form of SOL, net of commission fees." Please revise to discuss how such amount that you receive is determined. Also, please revise to explain how the validators' total earned rewards in the form of SOL is determined and calculated and quantify the approximate amount of the validators' commission fees you reference.
Business
Description of Our Segments
Digital Asset Treasury Strategy, page 26

4. Please expand your disclosure to describe your plan of operation for the next 12 months by disclosing:
           The amount and proportions of SOL and/or other crypto assets you have
           purchased or intend to purchase;
           The amount of capital you intend to raise through equity issuances and debt financing for such acquisitions. In this regard, we note your disclosure on page 27 that you use proceeds primarily from financing activities that consist of equity issuances and debt financing to acquire SOL; and
           An estimated timeline for building your digital asset treasury over this time period.
5. We note your disclosure that "[w]e delegate ('stake') a portion of our digital assets,
       primarily locked SOL, with third party validators    In some cases, we
jointly own
       and operate validators alongside ecosystem partners to further align our treasury strategy with the broader Solana network." Please revise to provide a materially complete description of your staking program. In this regard, please address each of the following points with respect to your (i) delegated staking activities with third party providers and (ii) staking activities conducted through your owned validators that you operate, as applicable:
           State whether you have any target percentage of your SOL holdings that you stake.
           Describe in greater detail the mechanics of the staking process. September 30, 2025
Page 3

             Disclose the material terms of your agreements with your staking providers, and summarize the responsibility and duties of the staking providers thereunder.
             Describe your plans with respect to the use of proceeds from staking rewards.
             Disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
6. Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for crypto assets and when you monetize your crypto assets. Disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be
      SOL. In addition, please disclose whether you intend to hedge your exposure to SOL and, if so, please describe your hedging strategy. Further, provide related risk factor disclosure, if material and to the extent applicable.
7. On page 27, you disclose that you "rely on various counterparties which includes, among others, Kraken, BitGo and Galaxy, to safeguard [your] digital asset holdings and execute trading on [your] behalf." Please supplementally confirm whether you have disclosed the identities of the material counterparties in this regard. With respect to each material counterparty, please describe the material terms of your agreement(s), including, without limitation, the term and termination provisions, and file the same as exhibits to your registration statement, if required by Item 601 of Regulation S-K. For any material counterparty that provides custodial services for your crypto assets, please also disclose:
          The proportion of private keys that are held in hot, warm or cold storage;
          Whether your assets are held in segregated accounts;
          The identity of entities that have access to the custodied assets; Whether any entity is responsible for verifying the existence of your crypto assets;
          Whether and to what extent the third-party custodian carries insurance for any losses of the crypto assets it custodies for you; and Where the custodian is chartered and how it is regulated.
8. We note your disclosure on page 27 that, "Kraken accounts for approximately 95% of our trading volume and approximately 30% of our digital assets holding are at both
      BitGo and Galaxy." Please revise to clarify the approximate percentage of your crypto asset holdings that are held at each material third party custodian, respectively.
Solana Network, page 28

9. Please revise this section to provide greater detail describing SOL and the Solana blockchain, including:
          The market capitalization and average daily trading volume of SOL; The past and current supply of SOL;
          The launch date of SOL and the Solana blockchain; and The governance of the Solana blockchain.
 September 30, 2025
Page 4
10. We note your disclosure that the Solana network enables users to instantly send money globally, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens. Please revise to quantify or otherwise describe the nature and level of activity for each of these identified use cases, and quantify the number of active developers on the Solana network as of the most recent practicable date, to the extent known.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Allison C. Handy, Esq.